Exhibit 99.1

Obsidian Energy Ltd. Announces Board of Directors Appointment

CALGARY, December 12, 2017 – OBSIDIAN ENERGY LTD. (TSX/NYSE – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce that Mr. Gordon Ritchie has been appointed to the Obsidian Energy Board of Directors (the “Board”).

George Brookman, Obsidian Energy’s Acting Chairman of the Board commented, “We are so pleased to have Gord join our Board. Gord brings extensive financial and capital markets experience and we look forward to his contribution. Gord’s addition is part of our ongoing commitment to ensure the right mix of skills and experience needed to steward our existing strategy.”

“I am privileged to serve on Obsidian Energy’s Board of Directors and excited to help execute the strategy set forth by Management and the Board,” commented Mr. Ritchie.

Mr. Ritchie has over 37 years of experience in the financial services business where he recently retired as Vice Chairman of Royal Bank of Canada (“RBC”) Capital Markets. He also served as Managing Director and Head of RBC’s Global E&P Energy Group and spent six years as President and Chief Executive Officer of RBC Dominion Securities Corporation in New York. Mr. Ritchie also held the position of Co-Head of RBC’s International Corporate Finance Group based in London, England.

Mr. Ritchie holds securities industry regulatory designations in Canada, the U.K., and the U.S., and served for two years as a member of the New York area Advisory Committee to the New York Stock Exchange Board of Directors. He currently serves on the board of two other public companies. Mr. Ritchie holds a Masters of Business Administration from the University of Western Ontario and a Bachelor of Economics from the University of Alberta.

For further information, please contact:

OBSIDIAN ENERGY: Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com